SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 28, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80
Corporate Registry ID (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL: R$6,203,688,565.23

EXTRAORDINARY GENERAL MEETING
BOARD OF DIRECTORS’ PROPOSAL

Dear shareholders,

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is pleased to submit to you at the Extraordinary General Meeting, in compliance with its Bylaws, the Proposal mentioned in the Call Notice of the Meeting, which shall be held on October 29, 2009, to discuss the following matters:

I. Election of a member of the Board of Directors;

II. Authorization for holding and establishing the conditions of three (3) Private Issues of Simple Debentures of the Company, secured, non-convertible into shares, for subscription by Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) and BNDES Participações S.A. – BNDESPAR, in the total amount of eight hundred, twenty-six million and one hundred and ten thousand reais (R$826,110,000.00), each issue in the amount of two hundred, seventy-five million and three hundred and seventy thousand reais (R$275,370,000.00) . Up to three hundred (300) debentures shall be issued, with an Unit Face Value of two million, seven hundred and fifty-three thousand and seven hundred reais (R$2,753,700.00);

III. Establishment of the conditions applicable to the first of the three (3) Issues of Debentures pursuant to item (II) above;

IV. Delegation of powers to the Company’s Board of Directors to resolve on the establishment and possible amendments of the conditions addressed by items VI to VIII of Article 59 of Law 6,404/76, related to the three (3) Issues of debentures, pursuant to item (II) above, as well as on the opportunity of the Issues;

V. Authorizing the Company to practice any and all acts, pursuant to the legal and statutory provisions, related to the three (3) Issues of debentures, particularly, the execution of the “Commitment Agreement for Subscription of Simple Debentures, in Private Issues” and of the “Fiduciary Assignment Agreement of Receivables and Other Covenants and of the Issue Deeds”.

The Board of Directors remains at your disposal for any further clarifications deemed necessary.

São Paulo, September 24, 2009.

Dilma Seli Pena
Chairwoman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 28, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.